UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 0-32861

GLOBAL ENVIRONMENTAL ENERGY CORPORATION

GLOBAL ENVIRONMENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

P.O. Box CB-13277, Cable Beach, Nassau, Bahamas
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
Yes ☐ No ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ______.)

Ms. Ivy Grant, Secretary and a Director of Global Environmental Energy Corporation (the “Company”) since December 28, 2006, died on October 10, 2008. In her place, the Board of Directors has appointed Ms. Sharon Trotman as Secretary and a Director of the Company to be effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL ENVIRONMENTAL ENERGY CORPORATION
(Registrant)

Date: October 24, 2008	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer